NEWS RELEASE

Rosemont Copper Awards EPCM to M3 Engineering and Appoints Mine Manager

DENVER, CO, April 17, 2008 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta”) is pleased to announce its wholly-owned subsidiary Rosemont Copper Company (“Rosemont” or the “Company”) has awarded a $56 million engineering, procurement and construction management (“EPCM”) contract to M3 Engineering & Technology Corporation (“M3”) for the development and construction of the Rosemont Copper mine near Tucson, Arizona. M3 completed the bankable feasibility study for Rosemont back in August 2007, which was approved by Augusta’s Board for development as a low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves.

President and CEO Gil Clausen stated, “In keeping with our objectives established at the start of this year, we are pleased to move forward with M3 to commence design engineering on this project.”

M3 is a full-service international contractor firm providing engineering, procurement and construction management services to the minerals industry, with offices in Tucson and Chandler in Arizona, as well as Zacatecas and Hermosillo in Mexico. Founded in 1986 with a current staff of over 450 employees, M3 has engineered and managed some $4.0 billion in mining projects, and notably, has won numerous recognitions including the prestigious 2005 AISC Engineering Award for Excellence and the American Mining Hall of Fame’s 2007 Mining Foundation of the Southwest Industry Partnership Award.

Internal Appointments

Rosemont is also pleased to announce the appointment of Fermin Samorano to the position of Mine Manager. Mr. Samorano is a professional mining engineer and seasoned operator with both domestic and international experience in large-scale open pit mining operations, including the implementation of safety, production, environmental protection, and mine planning programs. He joins Rosemont from Corriente Resources where he served as the Project Manager for the Mirador Project in Ecuador. Mr. Samorano is a native of Tucson, where he started his career in supervisory roles at various Arizona copper mines before working as the Senior Mining Operations Manager for Washington Group International at different operations in Venezuela and Nevada.

The Company continues to add to its development team having recently engaged Kathy Arnold as Director of Environmental and Regulatory Affairs, Buck Andrews as Controller, and Scott Walston as Purchasing and Supply Manager.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta Resource Corporation is a base metals company focused on advancing the Rosemont Copper deposit located near Tucson, Arizona. Rosemont currently hosts a 7.2 billion pound copper resource that will account for 10% of US copper output once in production in 2011. The deposit also contains 180 million pounds of molybdenum and 75 million ounces of silver. A bankable feasibility study was completed in August 2007, and the Company is now working through the National Environmental Policy Act permitting process. The exceptional experience and strength of our management team, combined with the developed infrastructure and robust economics of this project, will propel Augusta to become a solid mid-tier copper producer within the next three years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0134	Phone: 604-638-2002
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________
Gil Clausen
President and CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com